A14
9/8/2003

SECURIT  IISSION

03051174

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED AUG 27 2003 PROCESSING WASH., DC 199 SECTION

SEC FILE NUMBER
8- 46974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fleming Securities Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17797 North Perimeter Drive, Suite 105
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel A. Cartwright (480) 419-7811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Evers & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

1110 E. Missouri, Suite 340 (Address) Phoenix, (City) Arizona (State) 85014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Hayden Ralph Fleming, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fleming Securities Incorporated, as of August 26, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


DANIEL A. CARTWRIGHT
Notary Public - Arizona
Maricopa County
My Commission Expires
June 11, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERS & COMPANY, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Fleming Securities, Incorporated

We have audited the accompanying statement of financial condition of Fleming Securities, Incorporated, as of June 30, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleming Securities, Incorporated as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, LTD

July 29, 2003

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

FLEMING SECURITIES, INCORPORATED
Statement of Financial Condition
June 30, 2003

ASSETS

Assets	
Cash and cash equivalents	$ 406,856
Cash on deposit with clearing organization	120,000
Securities owned, marketable	152,542
Securities owned not readily marketable, at cost	81,350
Furniture and equipment - net of accumulated depreciation of $161,902	20,777
Receivable from clearing organization	19,810
Deposits	15,079
Prepaid expenses	4,800
Other receivables	2,042
	$ 823,256

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to clearing organization	$ 152,542
Accounts payable and accrued expenses	8,019
	160,561
Stockholder's equity	
Common stock, $1 par value, 750,000 shares authorized, 519,420 shares issued and outstanding	519,420
Additional paid in capital	100,000
Retained earnings	43,275
	662,695
	$ 823,256

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Operations
For the Year Ended June 30, 2003

Revenues	
Trading profits	$ 590,685
Commissions	198,431
Interest	6,658
	795,774
Expenses	
Employee compensation	233,891
NASDAQ service	120,765
Clearing fees	76,320
Insurance	59,074
Communications	45,951
Rent	36,195
Depreciation	25,970
Payroll taxes	24,684
Legal and professional	17,923
Office supplies	17,908
Regulatory fees and expenses	11,610
Travel and entertainment	8,732
Bad debt expense	5,200
Postage	5,096
Interest	3,642
Miscellaneous	680
	693,641
Net Income	$ 102,133

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2002	$ 519,420	-	(58,858)	460,562
Net income for the year ended June 30, 2003	-		102,133	102,133
Additional capital contributed	-	100,000	-	100,000
Balance, June 30, 2003	$ 519,420	100,000	43,275	662,695

See accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash flows from operating activities:	
Net Income	$ 102,133
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,970
Increase (decrease) in cash resulting from changes in:	
Prepaid expenses	(4,000)
Receivable from clearing organization	(7,366)
Deposit with clearing organization	24,410
Miscellaneous receivable	6,686
Securities owned, marketable	(152,542)
Payable to clearing organization	118,613
Accounts payable and accrued expenses	(5,914)
Net cash provided by operating activities	107,990
Cash flows used in investing activities:	
Purchase of furniture and equipment	(3,469)
Cash flows provided by financing activities:	
Additional capital contributed	100,000
Net increase in cash and cash equivalents	204,521
Cash and cash equivalents at beginning of year	202,335
Cash and cash equivalents at end of year	$ 406,856
Supplemental disclosure of cash flow information:	
Cash paid during the year for income taxes	$ 1,150
Cash paid during the year for interest	$ 3,642

See the accompanying notes to financial statements.

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2003

1. Summary of significant accounting policies

a. Basis of presentation

Fleming Securities, Incorporated (the Company) conducts business as a securities broker-dealer in Scottsdale, Arizona with a branch office in Clear Lake, Minnesota. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2003, there was no difference between the Company's net income and comprehensive income.

b. Cash equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

c. Securities transactions

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

d. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Southwest Securities and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

e. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 7 years using the straight-line method.

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2003

1. **Summary of significant accounting policies, continued**

   f. **Income taxes**

   As of July 1, 1997, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

2. **Securities owned, marketable**

   The cost and estimated market values of investment trading securities at June 30, 2003 are as follows:

	Cost	Net realized losses	Estimated market value
Other securities	$ 156,892	4,350	152,542

   The net realized loss at June 30, 2003, is recognized in the statement of operations.

3. **Securities owned, not readily marketable**

Securities owned, not readily marketable are carried at cost. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The securities owned, not readily marketable consisted of the following warrants and private placement securities, which are recorded at cost, which approximates fair market value:

NASDAQ private placement stock	$ 78,000
NASDAQ warrants	3,300
Applied Biometrics, Inc. warrants	50
	$ 81,350

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2003

4. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. A deposit in the amount of $120,000 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

5. Receivable from and payable to clearing broker

Amounts receivable from and payable to the clearing broker at June 30, 2003, consist of the following:

	Receivable	Payable
Trading income receivable	$ 7,791	-
Fees and commissions receivable	12,019	-
Payable for securities owned, marketable	-	152,542
	$ 19,810	152,542

6. Net capital

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2003, the Company had net capital of $513,302, which was $413,302 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

7. Commitments

On October 15, 1999 the Company signed a five-year operating lease for its office facilities, which expires October 31, 2004. The lease provides for monthly payments of $7,169 for the first twelve months and escalates $150 every twelve months, thereafter. The Company is also responsible for a percentage of the annual operating expenses as defined in the lease agreement.

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2003

7. Commitments, continued

Two affiliates, which share the premises, reimbursed the Company approximately $64,000 for rent for the year ended June 30, 2003. Future minimum lease obligations for office space at June 30, 2003, before reimbursement from affiliates, are as follows:

Years ending June 30,	
2004	$ 92,833
2005	23,321
	$ 116,154

8. Related party transactions

Included in total revenues are commissions from transactions with related party and family related accounts totaling approximately $74,000 for the year ended June 30, 2003.

Certain employees also work for an affiliate of the Company. The affiliate reimburses the Company for a portion of the salary and bonus. For the year ended June 30, 2002, the affiliate reimbursed the Company approximately $96,000.

9. Credit risk

Although certain customers with margin accounts are cleared by another broker/dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of federally insured limits in the amount of $319,403. The Company had deposits with Southwest Securities in excess of SPIC insured limits, in the amount of $30,633.

Schedule I
FLEMING SECURITIES, INCORPORATED
As of June 30, 2003

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total ownership equity qualified for net capital		$ 662,695
Nonallowable assets		
Securities, not readily marketable	81,350	
Property and equipment	20,777	
Prepaid expenses and deposits	19,879	
Other receivables	2,042	
Total deductions		124,048
Net capital before haircut on securities		538,647
Haircut on securities		
Stocks	22,881	
Undue concentration	2,464	
Total haircuts on security positions		25,345
Net capital		$ 513,302
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 160,561
Computation of basic net capital		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 10,704
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of above)		$ 100,000
Excess net capital		$ 413,302
Excess net capital at 1000%		$ 497,246
Ratio: Aggregate indebtedness to net capital		.31 to 1

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of the same date.

Net capital per focus report	$ 519,897
Changes resulting from audit adjustments:	
Charge off of outstanding reconciling items	1,531
Increase in payables	(8,028)
Increase in haircut of securities	(98)
Total changes from audit adjustments	(6,595)
Net capital per audit report	$ 513,302

Schedule II

FLEMING SECURITIES, INCORPORATED
As of June 30, 2003

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

EVERS & COMPANY, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fleming Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Fleming Securities, Incorporated (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1110 E. MISSOURI – SUITE 340 – PHOENIX, AZ 85014 – (602) 230-9480 – FAX (602) 230-9570

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5, continued

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Evers & Company, LTD

July 29, 2003